FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Risk and capital management (continued)

Other risk exposures

Explanatory note
These disclosures provide information on certain elements of the Group’s credit market activities, the majority of which reside in Non-Core and, to a lesser extent, Global Banking & Markets, US Retail & Commercial and Group Treasury.  For certain disclosures – credit valuation adjustments, leveraged finance and conduits - the information presented has been analysed between the Group’s Core and Non-Core businesses.

Asset-backed securities (ABS)
The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments, in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets.  The table below analyses the carrying value of the Group’s debt securities.

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Securities issued by central and local governments	132.5	132.8	134.1
Asset-backed securities	70.0	78.7	87.6
Securities issued by corporates, US federal agencies and other entities	12.1	11.9	13.4
Securities issued by banks and building societies	11.8	12.9	14.0

Total debt securities	226.4	236.3	249.1

The Group’s credit market activities gave rise to risk concentrations in ABS. The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.  Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), ABS collateralised debt obligations and collateralised loan obligations (CLOs) and other ABS. In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The tables on pages 118 to 120 summarise the gross and net exposures and carrying values of these securities by geography – US, UK, Europe other than UK and Rest of the World (RoW) and by measurement classification – held-for-trading (HFT), available-for-sale (AFS), loans and receivables (LAR) and designated as at fair value through profit or loss (DFV) – of the underlying assets at 30 September 2010, 30 June 2010 and 31 December 2009. Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected.

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification

The table below analyses the gross exposures, carrying values and net exposures of these ABS by geography of the underlying assets and by measurement classification.
	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Gross exposure
RMBS: G10 governments	20,924	17	6,592	-	27,533	11,519	16,014	-	-
RMBS: covered bond	137	208	8,580	-	8,925	-	8,925	-	-
RMBS: prime	1,897	4,324	1,845	196	8,262	2,836	5,291	134	1
RMBS: non-conforming	1,241	2,109	92	-	3,442	679	1,331	1,432	-
RMBS: sub-prime	852	499	141	221	1,713	934	565	214	-
CMBS	2,883	1,704	1,667	100	6,354	3,203	1,553	1,393	205
CDOs	11,776	141	466	3	12,386	7,519	4,746	121	-
CLOs	5,936	106	1,312	424	7,778	1,673	5,674	431	-
Other ABS	2,847	1,346	2,715	2,675	9,583	1,971	4,967	2,645	-

	48,493	10,454	23,410	3,619	85,976	30,334	49,066	6,370	206

Carrying value
RMBS: G10 governments	21,276	17	6,167	-	27,460	11,526	15,934	-	-
RMBS: covered bond	141	215	7,864	-	8,220	-	8,220	-	-
RMBS: prime	1,493	3,751	1,279	192	6,715	2,152	4,470	92	1
RMBS: non-conforming	1,030	1,993	92	-	3,115	550	1,133	1,432	-
RMBS: sub-prime	654	336	120	202	1,312	718	387	207	-
CMBS	2,843	1,463	1,085	75	5,466	2,448	1,383	1,409	226
CDOs	2,606	89	262	-	2,957	920	1,924	113	-
CLOs	5,142	74	899	284	6,399	1,004	5,022	373	-
Other ABS	2,697	1,144	2,557	1,970	8,368	1,157	4,450	2,761	-

	37,882	9,082	20,325	2,723	70,012	20,475	42,923	6,387	227

Net exposure
RMBS: G10 governments	21,276	17	6,167	-	27,460	11,526	15,934	-	-
RMBS: covered bond	141	215	7,864	-	8,220	-	8,220	-	-
RMBS: prime	1,321	3,107	732	184	5,344	787	4,464	92	1
RMBS: non-conforming	1,027	1,993	92	-	3,112	547	1,133	1,432	-
RMBS: sub-prime	304	242	112	171	829	300	322	207	-
CMBS	1,146	1,310	679	50	3,185	905	841	1,393	46
CDOs	600	49	242	-	891	308	470	113	-
CLOs	1,268	64	762	45	2,139	708	1,058	373	-
Other ABS	2,203	916	2,555	1,970	7,644	561	4,441	2,642	-

	29,286	7,913	19,205	2,420	58,824	15,642	36,883	6,252	47

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2010
Gross exposure
RMBS: G10 governments	23,790	16	6,283	-	30,089	9,973	20,116	-	-
RMBS: covered bond	127	193	7,975	-	8,295	-	8,295	-	-
RMBS: prime	1,942	4,869	2,681	849	10,341	4,886	5,277	177	1
RMBS: non-conforming	1,255	2,205	118	-	3,578	594	1,483	1,499	2
RMBS: sub-prime	1,244	394	175	246	2,059	1,049	779	231	-
CMBS	3,802	1,873	1,524	96	7,295	3,827	1,712	1,540	216
CDOs	14,714	129	484	-	15,327	10,119	5,078	129	1
CLOs	9,216	114	1,608	378	11,316	4,410	6,424	482	-
Other ABS	3,512	1,199	3,016	2,013	9,740	1,496	5,081	3,163	-

	59,602	10,992	23,864	3,582	98,040	36,354	54,245	7,221	220

Carrying value
RMBS: G10 governments	24,461	16	5,799	-	30,276	10,077	20,199	-	-
RMBS: covered bond	131	195	7,290	-	7,616	-	7,616	-	-
RMBS: prime	1,724	3,884	2,253	256	8,117	3,359	4,597	161	-
RMBS: non-conforming	961	2,084	118	-	3,163	426	1,238	1,499	-
RMBS: sub-prime	674	254	143	227	1,298	596	482	220	-
CMBS	3,337	1,556	1,026	70	5,989	2,764	1,549	1,444	232
CDOs	3,566	64	291	-	3,921	1,768	2,029	124	-
CLOs	7,996	82	1,159	235	9,472	3,351	5,682	438	1
Other ABS	3,010	1,085	2,820	1,938	8,853	1,273	4,317	3,262	1

	45,860	9,220	20,899	2,726	78,705	23,614	47,709	7,148	234

Net exposure
RMBS: G10 governments	24,461	16	5,799	-	30,276	10,077	20,199	-	-
RMBS: covered bond	131	195	7,290	-	7,616	-	7,616	-	-
RMBS: prime	1,669	3,001	1,452	176	6,298	1,538	4,597	162	1
RMBS: non-conforming	958	2,084	118	-	3,160	423	1,238	1,499	-
RMBS: sub-prime	237	242	135	194	808	236	352	220	-
CMBS	2,608	1,398	663	46	4,715	863	1,986	1,444	422
CDOs	1,098	23	269	-	1,390	722	544	124	-
CLOs	1,297	56	920	43	2,316	451	1,426	438	1
Other ABS	2,475	1,057	2,792	1,937	8,261	812	4,318	3,131	-

	34,934	8,072	19,438	2,396	64,840	15,122	42,276	7,018	424

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by geography and measurement classification (continued)

	US	UK	Other Europe	RoW	Total	HFT	AFS	LAR	DFV
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2009
Gross exposure
RMBS: G10 governments	26,644	17	7,016	94	33,771	13,536	20,235	-	-
RMBS: covered bond	49	297	9,019	-	9,365	-	9,365	-	-
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	5,761	848	147
RMBS: non-conforming	1,341	2,138	128	-	3,607	635	1,498	1,474	-
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	1,020	479	17
CMBS	3,422	1,781	1,420	75	6,698	2,936	1,842	1,711	209
CDOs	12,382	329	571	27	13,309	9,080	3,923	305	1
CLOs	9,092	166	2,169	1,173	12,600	5,346	6,581	673	-
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	5,252	3,985	18

	61,150	12,708	30,116	3,721	107,695	42,351	55,477	9,475	392

Carrying value
RMBS: G10 governments	26,984	17	6,870	33	33,904	13,397	20,507	-	-
RMBS: covered bond	50	288	8,734	-	9,072	-	9,072	-	-
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	5,643	583	141
RMBS: non-conforming	958	1,957	128	-	3,043	389	1,180	1,474	-
RMBS: sub-prime	977	314	146	387	1,824	779	704	324	17
CMBS	3,237	1,305	924	43	5,509	2,279	1,637	1,377	216
CDOs	3,275	166	400	27	3,868	2,064	1,600	203	1
CLOs	6,736	112	1,469	999	9,316	3,296	5,500	520	-
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	4,621	3,443	19

	47,799	9,866	27,049	2,888	87,602	28,820	50,464	7,924	394

Net exposure
RMBS: G10 governments	26,984	17	6,870	33	33,904	13,397	20,507	-	-
RMBS: covered bond	50	288	8,734	-	9,072	-	9,072	-	-
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	5,480	584	142
RMBS: non-conforming	948	1,957	128	-	3,033	379	1,180	1,474	-
RMBS: sub-prime	565	305	137	290	1,297	529	427	324	17
CMBS	2,245	1,228	595	399	4,467	1,331	1,556	1,377	203
CDOs	743	124	382	26	1,275	521	550	203	1
CLOs	1,636	86	1,104	39	2,865	673	1,672	520	-
Other ABS	2,117	839	4,331	1,145	8,432	483	4,621	3,309	19

	37,724	8,591	25,299	2,104	73,718	20,480	45,065	7,791	382

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating

The table below summarises the ratings of ABS carrying values.  Credit ratings are based on those from rating agencies Standard & Poor’s (S&P), Moody’s and Fitch and have been mapped onto the S&P scale.

	AAA	AA to AA+	A to AA-	BBB- to A-	Non investment grade	Unrated	Total
	£m	£m	£m	£m	£m	£m	£m

30 September 2010
Carrying value
RMBS: G10 governments	25,883	1,555	22	-	-	-	27,460
RMBS: covered bond	7,649	309	262	-	-	-	8,220
RMBS: prime	4,852	496	260	196	846	65	6,715
RMBS: non-conforming	1,748	115	115	451	649	37	3,115
RMBS: sub-prime	312	150	227	48	476	99	1,312
CMBS	3,131	479	1,156	434	258	8	5,466
CDOs	514	422	317	217	1,376	111	2,957
CLOs	2,437	1,830	648	850	275	359	6,399
Other ABS	3,499	1,235	904	1,702	333	695	8,368

	50,025	6,591	3,911	3,898	4,213	1,374	70,012

30 June 2010
Carrying value
RMBS: G10 governments	28,773	1,375	128	-	-	-	30,276
RMBS: covered bond	7,297	85	111	16	-	107	7,616
RMBS: prime	5,887	761	566	157	717	29	8,117
RMBS: non-conforming	1,823	168	72	385	704	11	3,163
RMBS: sub-prime	357	114	223	17	513	74	1,298
CMBS	3,678	509	1,095	438	254	15	5,989
CDOs	717	507	297	582	1,631	187	3,921
CLOs	4,556	2,649	1,184	595	432	56	9,472
Other ABS	3,242	1,199	1,172	2,042	365	833	8,853

	56,330	7,367	4,848	4,232	4,616	1,312	78,705

31 December 2009
Carrying value
RMBS: G10 governments	33,779	125	-	-	-	-	33,904
RMBS: covered bond	8,645	360	67	-	-	-	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566

	65,067	8,942	3,886	4,243	3,515	1,949	87,602

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Asset-backed securities (continued)

Asset-backed securities by rating (continued)

Key points
•
ABS carrying values decreased by 11%, from £78.7 billion at 30 June 2010 to £70.0 billion at 30 September 2010, principally due to sales and maturities of £18.6 billion, foreign exchange movements of £1.1 billion, partially offset by additions of £10.9 billion and fair value increases of £0.1 billion.

•	US government-backed securities were £21.3 billion at 30 September 2010 (30 June 2010 - £24.5 billion; 31 December 2009 - £27.0 billion). This comprised:

• HFT securities of £11.5 billion up from £10.1 billion at 30 June 2010, reflecting reinvestment by GBM mortgage trading of US agency positions following market developments.

•
AFS exposures of £9.8 billion (30 June 2010 - £14.4 billion; 31 December 2009 - £13.6 billion) of liquidity portfolios in US Retail & Commercial; the decrease reflected balance sheet restructuring during the quarter.

•	Dutch government guaranteed RMBS exposures in Group Treasury’s liquidity portfolio increased by £0.4 billion to £6.2 billion at 30 September 2010 reflecting exchange rate movements.

•
Covered bonds, significantly all issued by Dutch and Spanish financial institutions, also in Group Treasury’s liquidity portfolio, increased by £0.6 billion to £8.2 billion, mainly due to exchange rate movements.

•	CDOs and CLOs decreased by £1.0 billion and £3.1 billion to £3.0 billion and £6.4 billion respectively, reflecting monoline related restructuring as well as disposals of US positions in Non-Core.

•	AAA rated assets decreased from £56.3 billion at 30 June 2010 to £50.0 billion at 30 September 2010, primarily as a result of disposals of US agency and prime securities as well as CLOs.
•	Life-to-date net valuation losses on ABS held at 30 September 2010, including impairment provisions, were £16.0 billion (30 June 2010 - £19.3 billion; 31 December 2009 - £20.1 billion) comprising:

•
RMBS: £3.1 billion (30 June 2010 - £3.9 billion; 31 December 2009 - £3.6 billion), of which £0.2 billion (30 June 2010 - £0.6 billion; 31 December 2009 - £0.7 billion) was in US sub-prime and £2.6 billion (30 June 2010 - £2.9 billion; 31 December 2009 - £2.3 billion) on European assets of which £1.1 billion related to Group Treasury’s AFS liquidity portfolio, reflecting recent market events.

• CMBS: £0.9 billion (30 June 2010 - £1.3 billion; 31 December 2009 - £1.2 billion) of primarily European assets.

•
CDOs and CLOs of £9.4 billion (30 June 2010 - £11.4 billion; 31 December 2009 - £9.4 billion) and £1.4 billion (30 June 2010 - £1.8 billion; 31 December 2009 - £3.3 billion) respectively, significantly all relating to US assets in Non-Core. Many of these assets have market hedges in place giving rise to a significant difference between the carrying value and the net exposure. The decrease in CDOs and CLOs primarily reflects monoline related restructuring as well as small disposals of US positions.

• Other ABS: £1.2 billion (30 June 2010 - £0.9 billion; 31 December 2009 - £2.6 billion).

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments

Credit valuation adjustments (CVA) represent an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.  The table below details the Group’s CVA by type of counterparty.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Monoline insurers	2,678	3,599	3,870	3,796
CDPCs	622	791	465	499
Other counterparties	1,937	1,916	1,737	1,588

Total CVA adjustments	5,237	6,306	6,072	5,883

Monoline insurers

The table below summarises the Group’s exposure to monolines, all of which are in Non-Core.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Gross exposure to monolines	4,445	5,495	6,189	6,170
Hedges with financial institutions	(70)	(73)	(548)	(531)
Credit valuation adjustment	(2,678)	(3,599)	(3,870)	(3,796)

Net exposure to monolines	1,697	1,823	1,771	1,843

CVA as a % of gross exposure	60%	65%	63%	62%

Counterparty and credit risk RWAs	£19.1bn	£25.5bn*	£8.6bn	£13.7bn
* revised

The net effect to the income statement relating to monoline exposures is shown below:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at beginning of quarter	(3,599)	(3,870)	(3,796)	(6,300)
Credit valuation adjustment at end of quarter	(2,678)	(3,599)	(3,870)	(3,796)

Decrease/(increase) in credit valuation adjustment	921	271	(74)	2,504
Net (debit)/credit relating to realisation, hedges, foreign exchange and other movements	(687)	(270)	214	(2,125)
Net credit relating to reclassified debt securities	(16)	(130)	(90)	(1,040)

Net credit/(debit) to income statement (1)	218	(129)	50	(661)

Note:
(1)	Comprises £8 million of reversals of impairment losses and £19 million of other income relating to reclassified debt securities. Income from trading activities was £191 million in Q3 2010.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)
The table below summarises monoline exposures by rating.  Credit ratings are based on those from rating agencies, Standard & Poor’s and Moody’s.  Where the ratings differ, the lower of the two is taken.

	Notional: protected assets	Fair value: protected assets	Gross exposure	CVA	Hedges	Net exposure
	£m	£m	£m	£m	£m	£m

30 September 2010
A to AA-	6,641	5,616	1,025	376	-	649
Non investment grade	8,661	5,241	3,420	2,302	70	1,048

	15,302	10,857	4,445	2,678	70	1,697

Of which:
CDOs	1,146	230	916	602
RMBS	3	2	1	-
CMBS	4,226	2,284	1,942	1,336
CLOs	6,969	6,265	704	273
Other ABS	2,407	1,742	665	343
Other	551	334	217	124

	15,302	10,857	4,445	2,678

30 June 2010
A to AA-	7,474	6,342	1,132	439	-	693
Non investment grade	12,247	7,884	4,363	3,160	73	1,130

	19,721	14,226	5,495	3,599	73	1,823

Of which:
CDOs	1,658	496	1,162	836
RMBS	3	3	-	-
CMBS	4,496	2,335	2,161	1,565
CLOs	10,321	9,167	1,154	648
Other ABS	2,708	1,924	784	419
Other	535	301	234	131

	19,721	14,226	5,495	3,599

31 December 2009
A to AA-	7,143	5,875	1,268	378	-	890
Non investment grade	12,598	7,696	4,902	3,418	531	953

	19,741	13,571	6,170	3,796	531	1,843

Of which:
CDOs	2,284	797	1,487	1,059
RMBS	82	66	16	2
CMBS	4,253	2,034	2,219	1,562
CLOs	10,007	8,584	1,423	641
Other ABS	2,606	1,795	811	410
Other	509	295	214	122

	19,741	13,571	6,170	3,796

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Monoline insurers (continued)

Key points
•
The decrease in CVA held against exposures to monoline insurers reflects the reduction in exposure due to a combination of restructuring of certain exposures, higher prices of underlying reference instruments, primarily CLOs and CMBS, and the strengthening of sterling against the US dollar.

•	The CVA decreased on a total and relative basis reflecting the reduction in exposure and tightening credit spreads.

•	The majority of the current exposure is to monoline counterparties that are classified as sub-investment grade.

•	Counterparty and credit RWAs decreased by £6.3 billion in the quarter due to restructuring of certain exposures (c. £5 billion) and foreign exchange effects.

•
The net loss on realisation, hedges and foreign exchange movements was driven by a combination of realised losses arising from restructuring certain exposures and foreign currency movements. The net effect of reclassified debt securities reflects the difference between accounting impairments and mark-to-market losses that would have been reported on the assets had they been accounted for on a fair value through profit or loss basis.

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement.  Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies (CDPC)

A summary of the Group’s exposure to CDPCs, which is all in Non-Core, at 30 September 2010, is detailed below:

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Gross exposure to CDPCs	1,467	1,747	1,243	1,275
Credit valuation adjustment	(622)	(791)	(465)	(499)

Net exposure to CDPCs	845	956	778	776

CVA as a % of gross exposure	42%	45%	37%	39%

Counterparty and credit risk RWAs	£8.1bn	£8.8bn	£7.9bn	£7.5bn

Capital deductions	£297m	£292m	£309m	£347m

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

The table below summarises CDPC exposures by rating.

	Notional amount: protected assets	Fair value: protected reference assets	Gross exposure	Credit valuation adjustment	Net exposure to CDPCs
	£m	£m	£m	£m	£m

30 September 2010
AAA	1,070	1,060	10	6	4
A to AA-	637	618	19	8	11
Non investment grade	19,468	18,286	1,182	476	706
Rating withdrawn	3,426	3,170	256	132	124

	24,601	23,134	1,467	622	845

30 June 2010
AAA	1,128	1,115	13	9	4
BBB- to A-	668	642	26	14	12
Non investment grade	20,051	18,655	1,396	586	810
Rating withdrawn	3,742	3,430	312	182	130

	25,589	23,842	1,747	791	956

31 December 2009
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non investment grade	17,696	16,742	954	377	577
Rating withdrawn	3,926	3,653	273	108	165

	24,350	23,075	1,275	499	776

Credit ratings are based on those from rating agencies S&P and Moody’s.   Where the ratings differ, the lower of the two is taken.

The net income statement effect arising from CDPC exposures is shown below.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at beginning of quarter	(791)	(465)	(499)	(592)
Credit valuation adjustment at end of quarter	(622)	(791)	(465)	(499)

Decrease/(increase) in credit valuation adjustment	169	(326)	34	93
Net (debit)/credit relating to hedges, foreign exchange and other movements	(184)	270	(66)	(205)

Net debit to income statement (income from trading activities)	(15)	(56)	(32)	(112)

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Credit valuation adjustments (continued)

Credit derivative product companies (continued)

Key points
•
Exposure to CDPCs decreased over the period due to a combination of tighter credit spreads of the referenced assets and the strengthening of sterling against the US and Canadian dollar, partially offset by an increase in the relative value of senior tranches compared to the underlying reference portfolios.

•	CVA decreased both on a total and relative basis, reflecting the decreased exposure.

•
The Group has predominantly traded senior tranches with CDPCs. The average attachment and detachment points were 13% and 48% respectively at 30 September 2010 (30 June 2010 – 13% and 50% respectively), and the majority of the reference portfolios are investment grade.

•	Counterparty and credit RWAs relating to gross CDPC exposures decreased by £0.7 billion in the quarter whereas capital deductions increased marginally.

Other counterparties

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

	30 September 2010	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m	£m

Credit valuation adjustment at the beginning of the quarter	(1,916)	(1,737)	(1,588)	(1,856)
Credit valuation adjustment at the end of the quarter	(1,937)	(1,916)	(1,737)	(1,588)

(Increase)/decrease in credit valuation adjustment	(21)	(179)	(149)	268
Net credit/(debit) relating to hedges, foreign exchange and other movements	37	185	12	(204)

Net credit/(debit) to income statement (income from trading activities)	16	6	(137)	64

Key points
•
The increase in CVA was primarily driven by an increase in exposure, reflecting market movements and rating downgrades of certain counterparties in the quarter. This was partially offset by the tightening of credit spreads.

•	Gains on hedges are the primary driver of the £37 million credit to the income statement in Q3 2010.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Leveraged finance

The table below details the Group’s global markets sponsor-led leveraged finance exposures, all in Non-Core, by industry and geography.

	30 September 2010					30 June 2010					31 December 2009
	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total	Americas	UK	Other Europe	RoW	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Gross exposure:
TMT (1)	871	1,513	775	519	3,678	1,044	1,592	849	531	4,016	1,781	1,656	1,081	605	5,123
Industrial	393	1,052	1,249	312	3,006	726	1,110	1,334	334	3,504	1,584	1,523	1,781	207	5,095
Retail	8	437	1,060	63	1,568	24	380	1,083	60	1,547	17	476	1,354	71	1,918
Other	198	1,100	771	216	2,285	235	1,301	1,022	231	2,789	244	1,527	1,168	191	3,130

	1,470	4,102	3,855	1,110	10,537	2,029	4,383	4,288	1,156	11,856	3,626	5,182	5,384	1,074	15,266

Net exposure:
TMT (1)	795	1,325	759	401	3,280	928	1,430	845	428	3,631	1,502	1,532	1,045	590	4,669
Industrial	274	949	1,083	302	2,608	535	1,001	1,178	329	3,043	524	973	1,594	205	3,296
Retail	8	424	1,006	60	1,498	24	366	1,028	57	1,475	17	445	1,282	68	1,812
Other	197	1,025	765	216	2,203	233	1,232	1,013	232	2,710	244	1,461	1,147	191	3,043

	1,274	3,723	3,613	979	9,589	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Of which:
Drawn	938	3,260	2,829	806	7,833	1,313	3,604	3,332	870	9,119	1,944	3,737	3,909	950	10,540
Undrawn	336	463	784	173	1,756	407	425	732	176	1,740	343	674	1,159	104	2,280

	1,274	3,723	3,613	979	9,589	1,720	4,029	4,064	1,046	10,859	2,287	4,411	5,068	1,054	12,820

Notes:
(1)	Telecommunications, media and technology.
(2)	All of the above are classified as loans and receivables, except for £153 million (30 June 2010 - £154 million; 31 December 2009 - £143 million) that is classified as held-for-trading.

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Leveraged finance (continued)

The table below analyses the movements in leveraged finance exposures.

	30 September 2010			30 June 2010	31 March 2010
	Drawn	Undrawn	Total
	£m	£m	£m	£m	£m

Balance at beginning of quarter	9,119	1,740	10,859	11,609	12,820
Transfers	(29)	-	(29)	68	8
Sales and restructurings	(1,203)	(60)	(1,263)	(573)	(929)
Repayments and facility reductions	(196)	48	(148)	(120)	(387)
Funded deals	(1)	1	-	-	-
Changes in fair value	41	-	41	17	(2)
Accretion of interest	9	-	9	15	13
Net recoveries/(impairment provisions)	8	-	8	268	(198)
Exchange and other movements	85	27	112	(425)	284

Balance at end of quarter	7,833	1,756	9,589	10,859	11,609

Key points
•	The Group’s exposure to leveraged finance has reduced primarily as a result of sales of £1.3 billion, as part of the active management in line with the Non-Core strategy.

•	Credit impairments in the quarter were £85 million which were more than offset by recoveries of £93 million.

•	Approximately 90% of the above exposures represent senior lending.

Not included in the table above are:
•
UK Corporate leveraged finance net exposures of £6.5 billion at 30 September 2010 (30 June 2010 - £7.2 billion; 31 March 2010 - £7.5 billion) related to debt and banking facilities provided to UK mid-corporates. Of this £3.8 billion (30 June 2010 - £4.0 billion; 31 March 2010 – £4.2 billion) relates specifically to debt transactions financing UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.  The balance was senior debt transactions to mid-corporate clients supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

•	Ulster Bank leveraged finance net exposure was £0.6 billion (30 June 2010 - £0.6 billion; 31 March 2010 - £0.6 billion).

RBS Group – Q3 2010 Results

Risk and capital management (continued)

Other risk exposures: Special purpose entities

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group’s balance sheet.

	30 September 2010		30 June 2010		31 December 2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m

Residential mortgages	74,351	18,164	71,022	15,012	69,927	15,937
Credit card receivables	4,059	1,592	4,148	1,585	2,975	1,592
Other loans	31,364	1,003	34,097	986	36,448	1,010
Finance lease receivables	582	582	621	621	597	597

Assets are significantly greater than liabilities, as all notes issued by funding-related own asset securitisation SPEs are purchased by Group companies.

Conduits
Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduits where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group.  Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the period both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management.  The total assets held by Group-sponsored conduits were £19.8 billion at 30 September 2010 (30 June 2010 - £22.5 billion; 31 December 2009 - £27.4 billion).

The exposure to conduits which are consolidated by the Group, the assets held and commercial papers issued by these vehicles is set out below.

	30 September 2010			30 June 2010			31 December 2009
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Total assets	16,183	3,642	19,825	18,645	3,841	22,486	23,409	3,957	27,366
Commercial paper issued	15,430	2,563	17,993	17,987	2,592	20,579	22,644	2,939	25,583

Liquidity and credit enhancements:
Deal specific liquidity:
- drawn	733	1,104	1,837	637	1,274	1,911	738	1,059	1,797
- undrawn	22,472	3,277	25,749	26,049	3,367	29,416	28,628	3,852	32,480
PWCE (1)	918	275	1,193	1,119	316	1,435	1,167	341	1,508

	24,123	4,656	28,779	27,805	4,957	32,762	30,533	5,252	35,785

Maximum exposure to loss (2)	23,205	4,381	27,586	26,686	4,641	31,327	29,365	4,911	34,276

Notes:
(1)	Programme-wide credit enhancement.
(2)
Maximum exposure to loss is determined as the Group’s total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party. Third party maximum exposure to loss is reduced by repo trades conducted with an external counterparty.

Risk and capital management (continued)

Other risk exposures: Conduits (continued)

Multi-seller conduits accounted for 42% of the total liquidity and credit enhancements committed by the Group at 30 September 2010 (30 June 2010 and 31 December 2009 – 43%). The Group’s multi-seller conduits have continued to fund the vast majority of their assets solely through asset-backed commercial paper (ABCP) issuance.  There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move towards more normal ABCP funding and reduced the need for backstop funding from the Group.

Key points
•
The maturity of the commercial paper issued by the Group’s conduits is managed to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group’s limits sanctioned for such liquidity facilities at 30 September 2010 totalled approximately £21.9 billion (30 June 2010 - £24.3 billion; 31 December 2009 - £25.0 billion).  For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.

•
The Group’s maximum exposure to loss on its multi-seller conduits is £22.0 billion (30 June 2010 - £24.5 billion; 31 December 2009 - £25.2 billion), being the total amount of the Group’s liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.

•	The demand for high quality ABCP continued during the period to 30 September 2010 with a higher demand for longer dated paper, compared with the previous quarter.

•	The average maturity of ABCP issued by the Group’s conduits at 30 September 2010 was 68.3 days (30 June 2010 – 62.7 days; 31 December 2009 - 58.4 days).

•
The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group’s maximum exposure to loss on these two conduits was £5.6 billion at 30 September 2010 (30 June 2010 - £6.9 billion; 31 December 2009 - £9.1 billion), with £3.2 billion of ABCP outstanding at that date (30 June 2010 - £4.2 billion; 31 December 2009 - £7.7 billion).

•
Additionally the Group has established an own-asset conduit with a committed liquidity of £26.0 billion (30 June 2010 - £26.0 billion; 31 December 2009 - £25.1 billion) to access the Bank of England’s open market operations for contingent funding purposes.

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards. The Group’s exposure from third-party conduits was £136 million (30 June 2010 - £403 million; 31 December 2009 - £587 million) representing deal specific liquidity.

RBS Group – Q3 2010 Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary